

June 28, 2011

**Via E-Mail**

Paul S. Bird, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY  10022

> **Re:    Telvent GIT, S.A.**
> **Schedule TO-T filed June 21, 2011 by Schneider Electric España,**
> **S.A.U. and Schneider Electric SA**
> **SEC File No. 005-80455**

Dear Mr. Bird:

We have limited our review of the filing to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Offer to Purchase**

Summary Term Sheet, page s-i

1.     We note that the three Irrevocable Undertaking Agreements (filed as exhibits to the Schedule TO) provide that the security holders may not withdraw any tendered securities unless the offer has been terminated or the undertaking agreement has been terminated.  Please provide us with your analysis of how this clause complies with section 29(a) and (b) of the Securities Exchange Act of 1934.

Information Concerning Telvent, page 18

2.      Please revise the last sentence in the first paragraph of this section to remove the implication that the filing persons may disclaim responsibility for their own disclosure.

The Transaction Documents, page 24

3.      Please revise the first paragraph on page 28 to describe the "material benefit of the bargains" referenced in defining the term "Materially Burdensome Condition." We note that the same defined term is used in the conditions to the offer; you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control.

Source and Amount of Funds, page 43

4.      Please revise this section to provide the disclosure required by Item 1007(d) of Regulation M-A.

Conditions of the Offer, page 44

5.      We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time" in the first paragraph of page 45. Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Please make similar revisions elsewhere in your offer document, as necessary.

6.      We note the language in the last paragraph in this section that the bidders' failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

7.      Please refer to the same paragraph referenced immediately above.  When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,


                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions